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                      CalEnergy Radio Spot - :60 version
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The New York State Electric and Gas Company recently announced a new rate plan with no rate cuts for residential consumers.

But NYSEG did have over $52 million to put in a special fund for corporate executives if the company gets taken over.

That's wrong.  That's NYSEG.

CalEnergy, the company that wants to buy NYSEG, is committed to lower rates for residential users.

That's right ... CalEnergy, a global power company with a reputation for efficiency and quality service, is committed to working with the Public Service Commission to lower your gas and electric bills.

NYSEG hasn't cut your rates ... they have raised them whenever they could.

NYSEG's priorities are clear: over $52 million for their executives ... nothing for residential customers.

It's this simple: CalEnergy wants to cut rates ... NYSEG hasn't.

We deserve better ... Support the CalEnergy-NYSEG merger plan.